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                      FORM U-12(I)-B (THREE-YEAR STATEMENT)
                    [As last amended in Release No. 35-26031,
                     effective May 31, 1994, 59 F.R. 21992.]

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                               Calendar Year 1998

                                 FORM U-12(I)-B

  STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS
                            SPECIFIED IN RULE 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1.  Name and business address of person filing statement.

    Stuart Maudlin
    EnergyNet LLC, d/b/a/ SABRE Energy Network
    2603 Augusta, Ste 200
    Houston, TX 77057

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

    none

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

    Columbia Energy Group
    EnergyNet LLC, d/b/a SABRE Energy Network

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

    President of EnergyNet LLC, d/b/a SABRE Energy Network

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5.  (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

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                      Salary or other
                       compensations
                   --------------------
Name of recipient   received     to be        Person or company from whom
                                received    received or to be received
                       (a)         (b)
================================================================================
Stuart Maudlin          *           *       Energy Net LLC, SABRE Energy Network
--------------------------------------------------------------------------------

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* confidential treatment requested
================================================================================


        (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  (a) Total amount of routine expenses charged to client: $ 62,112

  (b) Itemized list of all other expenses: no other expenses



Date:                                  (Signed)
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